No #82-1401

CABO MINING ENTERPRISES CORP.

FOR RELEASE: June 8, 20[redacted]

04035387

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
E-mail: cabo@cabo.ca
Web site: www.cabo.ca

CABO CLARIFICATION

Further to Cabo Mining Enterprises Corp.'s (the "Company"), June 1, 2004, announced appointment of Mr. Tom Lamb, BA, LLB, as Corporate Secretary, the Company wishes to advise that Mr. Lamb's appointment follows the April 15, 2004, resignation, of Ms. Brigitte McArthur as Corporate Secretary. Between April 15, 2004 and the June 1, 2004, appointment of Mr. Lamb, Mr. Alex Caldwell served the Company as interim Corporate Secretary.

The Company wishes to express its thanks and appreciation to both Ms. McArthur and to Mr. Caldwell for their service to the Company. Mr. Caldwell continues to serve the Company as Corporate Secretary of Cabo Explorations Inc. (Nevada) a wholly owned subsidiary of the Company.

ON BEHALF OF THE BOARD,

John A. Versfelt
President & CEO

dw 7/12

BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer:** **Cabo Mining Enterprises Corp.**
(formerly Cabo Mining Corp.)
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change:** June 15, 2004

3. **Press Release**
A news release dated June 15, 2004, delivered to Canada Stockwatch and Market News.

4. **Summary of Material Change**

The Issuer Cabo Mining Enterprises Corp. (the "Company") has received from the TSX Venture Exchange (the "Exchange") conditional acceptance of the acquisition of Heath & Sherwood Drilling (1986) Inc. and Petro Drilling (Maritimes) Limited as fully described in the Company's Filing Statement dated June 10, 2004.

5. **Full Description of Material Change**: See attached news release dated June 15, 2004.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 15th day of June, 2004.

Signed "John A. Versfelt")

John A. Versfelt
President & CEO

1293-2(b)
#82-1401

CABO MINING ENTERPRISES CORP.

FOR RELEASE: June 15, 2004

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
E-mail: cabo@cabo.ca
Web site: www.cabo.ca

Cabo Mining Enterprises Corp. (the "Company") has received from the TSX Venture Exchange (the "Exchange") conditional acceptance of the acquisition of Heath & Sherwood Drilling (1986) Inc. ("H&S") and Petro Drilling (Maritimes) Limited ("Petro") as fully described in the Company's Filing Statement dated June 10, 2004 (the "Filing Statement").

In addition to the filing of certain documents with the Exchange, final Exchange acceptance of the Company's submission of the Filing Statement is conditional upon the Company receiving the written consent to the completion of the H&S and Petro acquisitions from the Company's Shareholders holding greater than 50% of the current issued and outstanding shares, such Shareholders having been fully informed of the proposed transactions through receipt of the Filing Statement. The Filing Statement and the applicable Shareholder Consent Form have been posted on the Company's website at www.cabo.ca. Completed Shareholder Consent Forms can be returned to the Company's office at #502 – 595 Howe Street, Vancouver, B.C. V6C 2T5 or faxed to the Company's office at (604) 681-0870 on or before 5:00 PM Pacific Standard Time, Tuesday, June 22, 2004.

ON BEHALF OF THE BOARD,

John A. Versfelt
President & CEO

BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer:Cabo Mining Enterprises Corp.**
   (formerly Cabo Mining Corp.)
   595 Howe Street, Suite 502, Vancouver, B.C. V6C 2T5

2. **Date of Material Change:** June 30, 2004

3. **Press Release**

A news release dated June 30, 2004, delivered to Canada Stockwatch and Market News.

4. **Summary of Material Change**

Cabo Mining Enterprises Corp. ("Cabo or "Company") today announces that it has completed the acquisition of 100% of the shares of each of Heath & Sherwood Drilling (1986) Inc. ("Heath & Sherwood Drilling") and Petro Drilling (Maritimes) Limited ("Petro Drilling"), thereby controlling a fleet of 60 drills and employing in excess of 150 people.

Cabo purchased 100% of the shares of Heath & Sherwood Drilling by issuing 2,120,000 common shares at a deemed price of $0.50 for total consideration of $1,060,000. Cabo purchased the shares of Petro Drilling for $100 in cash. Also, as part of the purchase, Cabo lent $499,900 in cash to Petro Drilling to be loaned to its subsidiary, Petro Drilling Company Limited ("Petro"), to settle existing shareholder loans; issued 1,100,000 common shares at a deemed price of $0.50 per share to Frank Nolan for 100% of the shareholder debt owed to Frank Nolan by Petro Drilling; and issued 57,500 common shares at a deemed price of $0.50 per share to permit Petro Drilling to complete the acquisition of the Petro common shares not owned by Petro Drilling, thereby giving Petro Drilling 100% interest and control of Petro.

Having received TSX Venture Exchange approval of the Heath & Sherwood Drilling and Petro Drilling acquisitions, and the resulting change of business, and in conjunction with the closing of these transactions, the $7,187,599 escrowed funds received pursuant to the closing of the brokered and non-brokered private placements which closed in April 2004, have been released to the Company and the resulting 9,205,300 units, consisting of one common share and one half of one common share purchase warrant have been issued effective today. A finders fee of $50,000 and 135,411 units, consisting of one share and one half of one common share purchase warrant, has been paid to Jason Hommel for the non-brokered private placement, and a commission of $205,982 plus brokers warrants to purchase 345,530 additional units of one share and one half of one share purchase warrant, at $0.83 per unit, have been paid to Research Capital Corporation. One full warrant is required to purchase one additional common share at $1.25 per share. Upon completion of the drilling company acquisitions and the issuance of the units pursuant to the private placements, there are 26,343,625 issued and outstanding common shares with a further 4,670,355 common shares reserved for issuance upon exercise of the above mentioned warrants at $1.25 per share.

Management Changes:

Concurrent with the closing of the drilling company acquisitions, Terry Aimone and Frank Nolan have been appointed to the Cabo Board of Directors effective today. They have also accepted the positions of President of Heath & Sherwood Drilling and Petro Drilling respectively. Seymour Sears has resigned as a director of the Company

Mr. Aimone, BSc, P.Eng started his career as a mining consulting engineer followed by 17 years in the U.S. banking sector working in project financing. He has been CEO and managing director of Heath & Sherwood Drilling for the past 11 years and brings a strong mix of technical, financial and management experience to the Company.

Mr. Nolan, MSc, P.Eng., began working as a geologist in 1956 and has worked within the mining and oil and gas industries as a consultant and senior executive since that time. He has considerable experience in the geoenvironmental engineering and science sector as well. Mr. Nolan provides the Company with many years of senior management experience in the mineral exploration, mining and geotechnical industries.

Cabo also announces the appointment of Corry Silbernagel, P.Eng, MBA as Vice President Finance & Corporate Development, and acting CFO. He is a management and financial consultant working for the past 5 years as a corporate advisor in strategy, finance, operations optimization, business development and marketing, and prior to this worked for a number of years as a consulting engineer in the natural resources sector.

With the changes set out above, the directors and senior officers of the Company are as follows:

Terry Aimone: Director & President, Heath & Sherwood Drilling
Julio Benedetti: Independent Director
Tom Lamb, LLB: Corporate Secretary
Frank Nolan: Director & President, Petro Drilling
Tom Oliver: Independent Director
Seymour Sears: Vice President Exploration
Corry Silbernagel: Vice President Finance & Corporate Development, acting CFO
John A. Versfelt: Director and President & CEO of the Company

5. **Full Description of Material Change:** See attached news release dated June 30, 2004.

6. **Reliance on Section 85(2) of the Act:** **N/A**

7. **Omitted Information:** **Nil**

8. Senior Officer Contact

John A. Versfelt, President & Chief Executive Officer

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 30th day of June, 2004.

(Signed "John A. Versfelt")

John A. Versfelt
President & CEO

1293-2(b)
#82-1401

RECEIVED
2004 JUL 12 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CABO MINING ENTERPRISES CORP.

FOR RELEASE: June 30, 2004

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO COMPLETES ACQUISITION OF DRILLING SERVICES COMPANIES AND ANNOUNCES MANAGEMENT TEAM

Cabo Mining Enterprises Corp. ("Cabo or "Company") today announces that it has completed the acquisition of 100% of the shares of each of Heath & Sherwood Drilling (1986) Inc. ("Heath & Sherwood Drilling") and Petro Drilling (Maritimes) Limited ("Petro Drilling"), thereby controlling a fleet of 60 drills and employing in excess of 150 people.

Cabo purchased 100% of the shares of Heath & Sherwood Drilling by issuing 2,120,000 common shares at a deemed price of $0.50 for total consideration of $1,060,000. Cabo purchased the shares of Petro Drilling for $100 in cash. Also, as part of the purchase, Cabo lent $499,900 in cash to Petro Drilling to be loaned to its subsidiary, Petro Drilling Company Limited ("Petro"), to settle existing shareholder loans; issued 1,100,000 common shares at a deemed price of $0.50 per share to Frank Nolan for 100% of the shareholder debt owed to Frank Nolan by Petro Drilling; and issued 57,500 common shares at a deemed price of $0.50 per share to permit Petro Drilling to complete the acquisition of the Petro common shares not owned by Petro Drilling, thereby giving Petro Drilling 100% interest and control of Petro.

Having received TSX Venture Exchange approval of the Heath & Sherwood Drilling and Petro Drilling acquisitions, and the resulting change of business, and in conjunction with the closing of these transactions, the $7,187,599 escrowed funds received pursuant to the closing of the brokered and non-brokered private placements which closed in April 2004, have been released to the Company and the resulting 9,205,300 units, consisting of one common share and one half of one common share purchase warrant have been issued effective today. A finders fee of $50,000 and 135,411 units, consisting of one share and one half of one common share purchase warrant, has been paid to Jason Hommel for the non-brokered private placement, and a commission of $205,982 plus brokers warrants to purchase 345,530 additional units of one share and one half of one share purchase warrant, at $0.83 per unit, have been paid to Research Capital Corporation. One full warrant is required to purchase one additional common share at $1.25 per share.

Upon completion of the drilling company acquisitions and the issuance of the units pursuant to the private placements, there are 26,343,625 issued and outstanding common shares with a further 4,670,355 common shares reserved for issuance upon exercise of the above mentioned warrants at $1.25 per share.

About Heath & Sherwood Drilling:
Heath & Sherwood Drilling operates from Kirkland Lake, Ontario, with administration offices in Thornhill, Ontario. Heath & Sherwood Drilling and its predecessors have been active in the drilling industry in Ontario for over 80 years. Their core activity is diamond drilling in the minerals sector, primarily in Ontario, currently focused on mine site drilling both above ground and underground. They have a great deal of experience working in remote and Arctic conditions in the past, as well as on international assignments, including Greenland. Major customers include Inco Ltd., Newmont Mining Corporation of Canada Ltd., Placer Dome Inc., Teck Cominco Ltd., and Falconbridge Ltd. Heath & Sherwood Drilling presently owns a fleet of 37 drill rigs, including 16 aboveground and 21 underground drills and it has approximately 120 full time employees.

About Petro Drilling:
Petro Drilling operates from Springdale, Newfoundland. Their main focus is on early to intermediate stage exploration diamond drilling in the Atlantic Provinces of Canada. In the past 35 years in the drilling industry, Petro Drilling has worked internationally, and also in remote Arctic locations. It is one of two diamond drilling contracting firms in Canada with equipment and personnel experienced in slimhole core drilling for oil and gas exploration. Petro Drilling owns a drilling fleet of 23 rigs and has approximately 25 full time employees. In addition to Canadian drilling contracts, Petro has completed projects in Latin America, Greenland, Ireland, Africa and the Middle East.

Management Changes:
Concurrent with the closing of the drilling company acquisitions, Terry Aimone and Frank Nolan have been appointed to the Cabo Board of Directors effective today. They have also accepted the positions of President of Heath & Sherwood Drilling and Petro Drilling respectively. Seymour Sears has resigned as a director of the Company

Mr. Aimone, BSc, P.Eng started his career as a mining consulting engineer followed by 17 years in the U.S. banking sector working in project financing. He has been CEO and managing director of Heath & Sherwood Drilling for the past 11 years and brings a strong mix of technical, financial and management experience to the Company.

Mr. Nolan, MSc, P.Eng., began working as a geologist in 1956 and has worked within the mining and oil and gas industries as a consultant and senior executive since that time. He has considerable experience in the geoenvironmental engineering and science sector as well. Mr. Nolan provides the Company with many years of senior management experience in the mineral exploration, mining and geotechnical industries.

Cabo also announces the appointment of Corry Silbernagel, P.Eng, MBA as Vice President Finance & Corporate Development, and acting CFO. He is a management and financial consultant working for the past 5 years as a corporate advisor in strategy, finance, operations optimization, business development and marketing, and prior to this worked for a number of years as a consulting engineer in the natural resources sector.

With the changes set out above, the directors and senior officers of the Company are as follows:

Terry Aimone: Director & President, Heath & Sherwood Drilling
Julio Benedetti: Independent Director
Tom Lamb, LLB: Corporate Secretary
Frank Nolan: Director & President, Petro Drilling
Tom Oliver: Independent Director
Seymour Sears: Vice President Exploration
Corry Silbernagel: Vice President Finance & Corporate Development, acting CFO
John A. Versfelt: Director and President & CEO of the Company

Cabo has assembled an exceptional team of people with the acquisition of Heath & Sherwood Drilling and Petro Drilling, and the appointment of the persons specified above. With the proceeds of the financings of approximately $7.2 million, the drilling company acquisitions and the wonderful team of employees and management, Cabo can now move forward with its plan to become a leader in the Canadian mineral drilling and exploration industry.

About Cabo

Cabo is a mineral exploration and drilling services company headquartered in Vancouver BC Canada. Cabo is traded on the TSX Venture Exchange under the symbol: CBE. Cabo's mineral properties are located in Cobalt, Kenora, and Sudbury Ontario, Canada.

Further information about these acquisitions and the change of business can be found in the Company's Filing Statement dated June 10, 2004 posted on the Cabo website and Sedar (www.sedar.com).

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

4833242\v1

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.